[PHILLIPS-VAN HEUSEN CORPORATION LETTERHEAD]

April 21, 2006

Mr. Michael Moran, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Phillips-Van Heusen Corporation
Form 10-K for the year ended January 30, 2005
Filed April 14, 2005
File No. 1-07572

Dear Mr. Moran:

Reference is made to your letter of March 30, 2006. On behalf of Phillips-Van Heusen Corporation, set forth below are both the comment from your letter and our response.

Form 10-K for the Fiscal Year-End January 30, 2005

1.

We note your response to comment one of our letter dated March 30, 2006.  We do not concur with your conclusion reached with respect to only disclosing three reportable segments, namely Wholesale Apparel and Related Products, Retail Apparel Products, and Calvin Klein Licensing.  Based on our quantitative review of the actual revenues and gross margins presented for your operating segments it would appear that several of your operating segments do not have similar economic characteristics.  Several of your material operating segments demonstrated different trends in both sales and gross margins.  Please note the following examples:

Sales from your dress shirt business have been relatively flat when compared with your other wholesale operating segments.  For example, we note Izod Sport experienced sales increases of 15.79% in 2003 when compared with 2002, and 8.6% in 2004 when compared to 2003.  Furthermore, Izod Sport experienced a 16.84% increase in gross margin in 2004, when compared to 2003.  Furthermore, we understand that dress versus casual trends could impact both sales and gross margins.

We also observed decreasing sales trends in both your Van Heusen Retail and Bass Retail operating segments.  As you are aware, your Van Heusen Retail operating segment experienced a 4.03% decrease in sales in 2003 as compared to 2002, and remained relatively flat in 2004 when compared to 2003.  The Bass Retail operating segment sales decreased 5.34% in 2003 when compared to 2002, and decreased 4.63% in 2004 when compared to 2003.  We have also noticed material changes in the gross margins for these operating segments for the years ended 2004, 2003, and 2002.

It appears that you have additional reportable segments.  In your response, please provide us with additional analysis in support of the aggregation of the Dress Shirt Group with other apparel operations.  It does not appear appropriate to aggregate Izod Sport with other apparel operations based upon recent trends in the Izod business.  It does not appear appropriate to aggregate Bass or Van Heusen retail operations with other retail operations due to the size of these businesses, their economic trends and the fact that Bass primarily sells shoes.

Our response is limited to a retail discussion and a wholesale discussion because we believe, based on the communications between the Company and the Staff, that the only remaining issue is whether we need to report further segments within our proposed groupings of our retail and wholesale operating divisions, and that the reporting of our Calvin Klein Licensing segment, as it currently exists, is acceptable to the Staff.  In the discussion that follows, when we refer to the “March 22 letter”, “April 6 letter” or “April 12 letter”, we are referencing our previous response letters to the Staff dated March 22, 2006, April 6, 2006 and April 12, 2006, respectively.

Michael Moran, Esq.

April 21, 2006

Retail Divisions

We note at the outset that our analysis of our retail divisions set forth below does not include our Bass Retail division.  As discussed in the April 12 letter, we have agreed to report Bass Retail as a separate segment.

Our other retail outlet store divisions are Van Heusen Retail, Geoffrey Beene Retail, Izod Retail and Calvin Klein Company Stores (hereinafter referred to as our “retail apparel divisions”). Of these divisions, only Van Heusen Retail meets any of the quantitative thresholds of paragraph 18 of SFAS 131 for possible disclosure as a separate segment.  The April 6 letter described in detail our analysis of the factors in paragraph 17 of SFAS 131 with respect to economic similarity, similarity with respect to type or class of customer, production process, nature of products and distribution methods. Based on that analysis, we believe that our retail apparel divisions, including Van Heusen Retail, are similar and may all be aggregated into one reportable segment, notwithstanding the size of the Van Heusen Retail business.

The Staff has observed the negative sales trend of the Van Heusen Retail division during 2002, 2003 and 2004 and questioned whether such trend may indicate economic dissimilarity with our other retail apparel divisions. However, we do not believe that recent past sales trends are evidence of dissimilarity of the Van Heusen Retail division.  First, as a practical matter, the Van Heusen Retail division experienced downward sales trends in 2002, 2003 and 2004 largely as a result of a store closing program we undertook in recognition of changes in the outlet retail channel of distribution.  As it is, by far, the largest of the retail apparel divisions, Van Heusen Retail was most affected.  Moreover, we believe that this sales trend is not indicative of economic dissimilarity under an SFAS 131 analysis. We note that paragraph 73 of SFAS 131 states that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics that are so similar that can be expected to have essentially the same future prospects. Although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.

As noted above and discussed in the April 6 letter, our retail apparel divisions share all of the factors for economic similarity set forth in paragraph 17 of SFAS 131.  The fact that in a given year or period one of these chains exhibits different sales trends, which, as discussed above and below can be attributed to a variety of issues, or that Van Heusen Retail represents more than 10% of our revenues, should not, as provided in paragraph 73 of SFAS 131, mean that it cannot or should not be aggregated with the other retail apparel divisions.  If this were to be the case, we might find ourselves changing our segments regularly, aggregating and disaggregating operating segments to match sales trends, or the contraction or expansion of a division.  To do so would be to ignore all of the economic similarities of the divisions.  In this regard, we further note that paragraph 17 of SFAS 131 states that

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for operating segments would be expected if their economic characteristics were similar.

Based on the above guidance in SFAS 131, we do not believe that the recent past sales trends of Van Heusen Retail should be viewed as a basis for reporting the division separately from its economically similar sibling divisions, as the criteria set forth in paragraph 17 are all met.  Sales trends are not indicative of economic similarities because we believe such trends are related to short-term factors that are not likely to repeat in the future. In addition to the store closing program discussed above, our retail apparel divisions’ results are affected by short-term factors, including whether a division has the appropriate merchandise and marketing strategy based on current seasonal fashion trends, weather, pricing and promotion vehicles. An oversupply of seasonal goods that are not needed because of milder than expected weather (such as too many sweaters in a warm winter), an undersupply of key items, an

Michael Moran, Esq.

April 21, 2006

underperforming merchandising manager who puts together ill-received collections, a pricing and promotion strategy that is not well-received by consumers or the like can affect a division well beyond one season.

More specific to the store closing program, we note that while we do not believe that looking at past history is the appropriate method of gauging economic similarity or future prospects under SFAS 131, if past history is considered an appropriate indicator of economic similarity, our Van Heusen Retail division is, in fact, similar to our Geoffrey Beene Retail and Izod Retail divisions.  Notwithstanding the sales trend, when viewing “comp sales” percentages (the sales comparison to the prior year for each retail division’s stores open at least one year), which factors out the effect of the store closings, the divisions performed similarly:

	Same Store Sales Increases (Decreases)
	2003	2004	2005

Van Heusen	(1.7)%	3.4%	10.8%
Geoffrey Beene	(3.6)%	0.7%	8.2%
Izod	(2.9)%	(3.0)%	10.2%

We note that we have not included our Calvin Klein Company Stores division in the above analysis.  This is because the division opened its first stores in late 2003 and meaningful comp sales data did not exist until 2005.  However, as this division matures, we expect that its economic performance indicators, and therefore its future prospects, will be in line with our other retail apparel divisions. The basis for this expectation is the similarity it shares with our other retail apparel divisions for all the paragraph 17 factors that are discussed in detail in our April 6 letter.

Based on the factors noted above, we believe that aggregating our retail apparel divisions into a reportable segment is appropriate under the aggregation criteria of SFAS 131.

Wholesale Divisions

In its letter to us dated April 7, 2006, the Staff made several observations in questioning the economic similarity of our wholesale divisions, including whether Izod Sport should be a separate reportable segment, and whether the Dress Shirt Group may be aggregated with our sportswear divisions.  The analysis required by paragraph 17 of SFAS 131 was included in the April 6 letter.  While this analysis was included in the April 6 letter to support the aggregation of dress shirts and sportswear, it also demonstrates why our wholesale sportswear divisions should be aggregated for reporting purposes.  In summary, the analysis provides as follows:

•

Similarity of Economic Characteristics –  Each of our wholesale dress shirt and sportswear divisions is similar with respect to gross margin rates, dependence on the U.S. retail sector and similarity of business models, all of which we believe are indicators of economic similarity for purposes of determining reportable segments.

➢

Gross Margin Rates – All of our wholesale divisions operate in the same economic environment.  When markdowns are required to promote product, we tend to see equal declines across our wholesale division’s profitability due to markdown allowance programs with our wholesale customers.  The actual rates for 2003 – 2005 are shown in the March 22 letter and Exhibit C thereto.  With respect to our wholesale sportswear divisions, we note that such information shows that each of the divisions had similar gross margin rates, except for our Calvin Klein Sportswear division, owing to the negative impact of the start-up costs incurred by the division in 2004.

➢

Dependence on U.S. Retail Sector – Virtually all sales by our wholesale divisions occur in the United States.  The strength of sales and overall profitability of these divisions are affected directly by the U.S. retail market for apparel.  As discussed below, however, we do not believe the dress versus casual trend is a factor.

Michael Moran, Esq.

April 21, 2006

➢

Business Model Similarity – All of our wholesale divisions are affected by consumer tastes and trends with respect to fashion.  This is amplified by the fact that each of our currently operating sportswear divisions relates to a brand under which we also sell dress shirts and the imagery, marketing and styling of both categories are identical.  Additionally, the divisions source merchandise internationally, typically from the same areas of the world, and seek to maximize quality while minimizing cost and delivery times.  Freight and duty costs are included in inventory costs for all of our wholesale divisions, as are the royalties we pay to the licensors of the brands that we license rather than own.

•

Similarity of Operating Divisions – Our wholesale divisions are operationally similar with respect to each of the five areas required under paragraph 17 of SFAS 131.  We believe that the following discussion of types of customers, production process, nature of products, methods of distribution and regulatory environment demonstrates the similarity of the operating divisions for purposes of determining reportable segments:

➢

Type or Class of Customer – Our customers for each of our wholesale divisions are retailers, including department stores, mid-tier department stores and specialty stores.  The customer is the same, regardless of whether we are marketing dress shirts or sportswear, and most of our customers indeed purchase both dress shirts and sportswear from us for resale in the same stores.

➢

Production Process – All of our wholesale products are produced in third party textile factories with raw material fabrics being cut and stitched into a finished product.  All of our wholesale divisions procure the majority of their inventory overseas, mostly in the Far East, with the help of our centralized sourcing offices.

➢

Nature of Products – Our dress shirts and sportswear represent similar products.  We note the following:

✓

Consumer Usage – The items are worn by consumers, either at work or at leisure, for comfort, style and warmth.

✓

Consumer Purchase – The items are often purchased together by consumers to make an outfit or other coordinated group of articles; dress shirts are often worn with sportswear bottoms, and sport shirts are often worn with dress slacks and sports coats.

✓

Taxability – States and localities that exempt apparel from sales tax make no distinction between dress shirts and sportswear.

➢

Methods Used for Distribution – All of our wholesale divisions derive revenues principally from selling to department stores, mid-tier department stores and specialty stores.  There is no distinction in distribution method.  As noted above, many of our customers purchase both dress shirts and sportswear from us, and we use our centralized distribution network to fulfill customer orders.  Dress shirt and sportswear shipments to customers are often made from the same warehouse, and many times in the same truck.

•

Nature of Regulatory Environment – Not applicable.

Izod Sport/Sportswear Aggregation

Our Izod Sport division meets the quantitative revenue threshold of paragraph 18, and we note the Staff’s observation that this division has experienced significant revenue growth over the last several years.  As disclosed in Item 1 to our Form 10-K, our wholesale business represents our core business and we believe that it is the basis for our brand equity. We believe that when we have an opportunity to invest in our brand image, our wholesale

Michael Moran, Esq.

April 21, 2006

businesses are the most logical point to focus our efforts. We believe that a strong brand at wholesale will indirectly benefit our retail outlet business as well as our ability to further license the brand.

Beginning in the late 1990’s, we invested more heavily in the design and marketing of our IZOD brand than some of our other brands to take advantage of what we perceived to be its underpenetration in the U.S. apparel wholesale sector.  These efforts seem to have paid off. Our Izod Sport division has experienced substantial sales growth. That said, we believe this division shares, and has always shared, the same long-term prospects as our other sportswear divisions. We support this belief by noting that our 2006-2008 three year strategic plan reflects projected sales growth of 18.6%, which is in line with our other wholesale sportswear divisions.

We believe the intent of SFAS 131 with respect to economic similarity requires an analysis of the paragraph 17 factors and long-term future prospects.  As such, we believe that start-up or otherwise not fully mature businesses should be evaluated based on those factors and on a prospective rather than historical basis, and not on whether it has, or for a period realizes upon, an opportunity to improve its performance.  In this regard, we note that the example in SFAS 131 paragraph 73 cited above focused on the similarities of the retail chain with 10 similar stores. The FASB did not address if one of the stores could be expanded in size whether it would be economically dissimilar from the other stores.

Further, we believe there is a broader and even more compelling basis for aggregating our wholesale sportswear divisions under SFAS 131. When we described our operating segments in the March 22 letter, we presented them at the most discrete possible level based on paragraph 10 of SFAS 131, which provides that an operating segment is a component of an enterprise

•

That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

•

Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

•

For which discrete financial information is available.

We believe we could have selected other forms of documents to use as the basis of defining our operating segments. Paragraph 13 of SFAS 131 states that for many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the Board of Directors.

We have managed our wholesale sportswear business as a single business, and we believe that for investors, as noted in paragraph 60 of SFAS 131, to “see through the eyes of management”, it is appropriate to think of sportswear as one business. We believe this is a judgmental issue on which the Staff attempted to provide guidance with a posting to the SEC’s website dated March 4, 2005 on Current Accounting and Disclosure Issues in the Division of Corporate Finance. Such posting states, in part, in section J1:

On a few occasions, the staff has requested copies of all reports furnished to the chief operating decision maker if the reported segments did not appear realistic for management’s assessment of a registrant’s performance or conflicted with that officer’s public statements describing the registrant. The staff also has reviewed analyst’s reports, interviews by management with the press, and other public information to evaluate consistency with segment disclosures in the financial statements.

Michael Moran, Esq.

April 21, 2006

Our press releases, analyst conference calls and debt rating agency presentations have generally focused on the wholesale sportswear business as a single entity. We have had a vice chairman overseeing the entire “Sportswear Group”, and his incentive compensation has depended on the earnings of total wholesale sportswear.  When operating results and forward-looking information are presented to our Board of Directors, our wholesale sportswear divisions are presented as the Sportswear Group.  Thus, we believe it is appropriate under paragraph 13 of SFAS 131 to consider all of our wholesale sportswear divisions as a single operating segment because such view provides investors the same viewpoint as the chief operating decision maker and senior management.

Based on the above factors, we do not believe there is a requirement to treat Izod Sport as a separate reportable segment.

Dress Shirt Group Aggregation With Sportswear

We note the Staff’s observation of different sales trends in our wholesale sportswear division as compared with our wholesale dress shirt division.  During 2002-2004, our Sportswear Group experienced sales gains while our Dress Shirt Group sales were relatively flat.  This difference results principally from our investment in Izod Sport discussed above and the start-up of our Calvin Klein Sport division in 2004.  During the same period, Van Heusen Sport, as a mature division, had relatively flat sales as did our dress shirt business. As in our retail discussion above, we believe that differing sales growth rates in the past do not necessarily indicate economic dissimilarity or dissimilar future long-term prospects.

We also acknowledge the Staff’s observation regarding dress versus casual trends in America.  However, the future of dress versus casual trends is difficult to assess because of the varying opinions industry executives have regarding the future of fashion trends in America.  Fashion trends can change over the short-term (designer fashion labels are more popular in dress shirts today than they were several years ago and some companies that adopted dress casual policies have gone back to business dress) and over the long-term (50 years ago, attending a major league baseball game generally meant wearing a suit and tie, while today, tee shirts, team jerseys and polo shirts are the norm.)  More telling is that despite reported trends to casual dress, the overall U.S. dress shirt market has not been adversely affected.  According to NPD Fashionworld, a consumer research firm specializing in apparel and footwear market information, from 2003 through 2005, the size of the U.S. men’s dress shirt market in all channels of distribution has increased 13.6% with respect to units sold and 24.9% with respect to dollar sales.  This may be attributable to the fact that dress shirts are not worn exclusively with suits and are often worn with slacks, chinos and other more casual clothing, as well as the fact that dressing up is still expected in many business and social situations, so the need for more formal attire continues.

Additionally, while there may be an impression that our sportswear business is growing while the dress shirt business is not, this is simply not the case. Our dress shirt business has just completed its third straight year of record growth and profitability and we continue to respond to changing trends in dress shirts to enhance our growth and profitability potential.  For example, to respond to the recent trend to higher fashion product, we have launched more fashion-oriented dress shirt labels, including Sean John, Donald J. Trump Signature Collection, BCBG Max Azria, BCBG Attitude, and beginning in 2006, JOE Joseph Abboud.  As a result of these and other initiatives, the sales growth in our 2006-2008 three year strategic plan is 19.7% for the dress shirt division and 21.8% for the sportswear group. We believe this is a strong indicator of economic similarity.

Since we believe all of the aggregation criteria of paragraph 17 of SFAS 131 are satisfied and the future prospects of the businesses are similar, we believe aggregating our wholesale dress shirt and sportswear divisions is appropriate.

Proposed Segment Disclosures

Based, in part, on the foregoing analysis, as well as our communications with the Staff, we included the following Segment Data footnote in our 2005 Form 10-K and Annual Report to Stockholders, which provides for our reportable segments to be Wholesale, Retail Apparel and Related Products, Retail Footwear and Related Products and Calvin Klein Licensing:

The Company manages its operations through its operating divisions, which are aggregated into four reportable segments: Wholesale, Retail Apparel and Related Products, Retail Footwear and Related Products and Calvin Klein Licensing.

Michael Moran, Esq.

April 21, 2006

Wholesale Segment—The Company aggregates its wholesale dress shirt and sportswear divisions into the Wholesale segment. This segment derives revenues primarily from marketing dress shirts and sportswear under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection to department, mid-tier department and specialty stores. In addition, this segment includes the operations of the Company’s G.H. Bass wholesale footwear division, which was exited at the end of 2003.

Retail Apparel and Related Products Segment—The Company aggregates its Van Heusen, Izod, Geoffrey Beene and Calvin Klein retail outlet divisions into the Retail Apparel and Related Products segment. This segment derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell apparel and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene and Calvin Klein. In addition, the Company aggregates the results of its Calvin Klein Collection Retail division into the Retail Apparel and Related Products segment. This division sells Calvin Klein Collection branded high-end collection apparel and accessories through the Company’s own full price retail stores, which during 2003, 2004 and 2005 were located in New York City, Dallas and Paris. The stores in Dallas and Paris were closed in the fourth quarter of 2005.

Retail Footwear and Related Products Segment—This segment represents the results of the Company’s Bass Retail division. This division derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell footwear, apparel and accessories under the Bass brand name.

Calvin Klein Licensing Segment—The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment. This segment derives revenues from licensing and similar arrangements worldwide relating to the use by third parties of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products and retail services.

Prior to 2005, the Company aggregated its divisions into two segments: (i) Calvin Klein Licensing segment and (ii) Apparel and Related Products segment. As a result of the communication with the U.S. Securities and Exchange Commission described below, the Company re-evaluated the way it aggregated its operating divisions into its reportable segments under FASB Statement No. 131. The Apparel and Related Products segment has been disaggregated into the Wholesale, Retail Apparel and Related Products, and Retail Footwear and Related Products segments described above. Prior year segment data has been reclassified for this change.

In the first quarter of 2006, the U.S. Securities and Exchange Commission requested certain information from the Company in connection with an ordinary course review of the Company’s Form 10-K for fiscal 2004. In connection therewith, the SEC questioned the Company’s segment aggregation. The Company believes the four reportable segments described above satisfy the requirements of FASB Statement No. 131. As of April 13, 2006, the Company and the SEC are continuing to discuss the Company’s segment reporting. If, as a result of these discussions, it is concluded that further segment disaggregation is appropriate, the Company would report its segments differently in the future and would file an amendment to this Form 10-K.

Michael Moran, Esq.

April 21, 2006

The following tables present summarized information by segment:

	2005	2004		2003
Revenues—Wholesale
Net sales	$888,732	$728,334		$711,988
Royalty and other revenues	23,797	12,742		9,026
Total	912,529	741,076		721,014
Revenues—Retail Apparel and Related Products
Net sales	556,355	467,019		416,292
Royalty and other revenues	7,387	7,380		5,202
Total	563,742	474,399		421,494
Revenues—Retail Footwear and Related Products
Net sales	252,167	264,882		276,571
Royalty and other revenues	700	560		—
Total	252,867	265,442		276,571
Revenues—Calvin Klein Licensing
Net sales	—	—		20,865
Royalty and other revenues	179,710	160,511		128,892
Total	179,710	160,511		149,757
Total Revenues
Net sales	1,697,254	1,460,235		1,425,716
Royalty and other revenues	211,594	181,193		143,120
Total(1)	$1,908,848	$1,641,428		$1,568,836
Operating income—Wholesale	$135,573	$80,686	(2)	$65,407	(5)
Operating income (loss)—Retail Apparel and Related Products	27,710	12,587	(3)	(3,864	)(6)
Operating income—Retail Footwear and Related Products	10,760	6,522	(4)	7,434	(7)
Operating income—Calvin Klein Licensing	74,751	63,204		15,025	(8)
Corporate expenses(9)	41,948	33,120		24,724
Income before interest and taxes	$206,846	$129,879		$59,278

___________________________

(1)

No single customer accounted for greater than 10% of the Company’s revenues in 2004 or 2003. In 2005, Federated acquired May. The combined company accounted for 13.7% of the Company’s revenues in 2005, reported in the Wholesale segment.

(2)

Operating income for the Wholesale segment in 2004 includes $12,643 of costs associated with exiting the wholesale footwear business and related costs.

(3)

Operating income for the Retail Apparel and Related Products segment in 2004 includes $985 of costs associated with the closing of certain retail outlet stores.

(4)

Operating income for the Retail Footwear and Related Products segment in 2004 includes $405 of costs associated with the closing of certain retail outlet stores.

(5)

Operating income for the Wholesale segment in 2003 includes $9,599 of costs associated with exiting the wholesale footwear business and related costs.

(6)

Operating loss for the Retail Apparel and Related Products segment in 2003 includes $7,899 of costs associated with the impairment and closing of certain retail outlet stores.

(7)

Operating income for the Retail Footwear and Related Products segment in 2003 includes $3,241 of costs associated with the impairment and closing of certain retail outlet stores.

Michael Moran, Esq.

April 21, 2006

(8)

Operating income for the Calvin Klein Licensing segment in 2003 includes $36,366 of costs related to the integration of Calvin Klein, which consist of (a) the operating losses of certain Calvin Klein businesses, principally relating to the men’s and women’s wholesale collection apparel businesses, which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(9)

Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Corporate expenses in 2004 and 2003 include a pre-tax gain of $743 and $3,496, respectively, related to the Company’s sale of investments.

	2005	2004	2003
Identifiable Assets
Wholesale	$401,050	$391,289	$301,418
Retail Apparel and Related Products	176,570	172,101	148,132
Retail Footwear and Related Products	55,260	59,583	74,193
Calvin Klein Licensing	684,125	651,612	627,613
Corporate	430,434	274,997	287,927
Total	$1,747,439	$1,549,582	$1,439,283
Depreciation and Amortization
Wholesale	$10,518	$9,211	$8,018
Retail Apparel and Related Products	13,288	11,101	10,033
Retail Footwear and Related Products	5,366	5,805	6,076
Calvin Klein Licensing	1,861	2,017	1,459
Corporate	4,448	3,888	2,984
Total	$35,481	$32,022	$28,570
Identifiable Capital Expenditures
Wholesale	$9,053	$10,435	$5,800
Retail Apparel and Related Products	20,534	26,383	16,701
Retail Footwear and Related Products	3,607	5,946	5,877
Calvin Klein Licensing	1,279	1,124	1,189
Corporate	2,970	2,307	2,403
Total	$37,443	$46,195	$31,970

Assets related to the Company’s segments are principally located in the United States.

Revenues for the Wholesale, Retail Apparel and Related Products and Retail Footwear and Related Products segments occurred principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	2005	2004	2003
Domestic	$84,284	$71,797	$81,497
Foreign	95,426	88,714	68,260
Total	$179,710	$160,511	$149,757

Michael Moran, Esq.

April 21, 2006

Please call the undersigned (212-381-3508) if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the year ended January 30, 2005.

Very truly yours,

/s/ Vincent A. Russo

Vincent A. Russo
Vice President, Controller and

  Chief Accounting Officer

cc: Mr. Robert Babula, Staff Accountant